Exhibit (a)(5)(xi)

EFiled: Oct 17 2014 01:31PM EDT Transaction ID 56211471 Case No. 10250-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MANDLE ROUSSEAU, Individually	C.A. No.: -
and On Behalf of All Others Similarly
Situated,
Plaintiff,
v.
ATHLON ENERGY INC., ROBERT C.
REEVES, GREGORY A. BEARD,
RAKESH WILSON, TED A.
GARDNER, WILSON B. HANDLER,
MARK A. STEVENS, BART
KALSU, ENCANA CORPORATION,
and ALENCO ACQUISITION
COMPANY INC.,
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Mandle Rousseau (“Plaintiff”), on behalf of himself and all other similarly situated public stockholders of Athlon Energy Inc. (“Athlon” or the “Company”), brings the following Verified Class Action Complaint (the “Complaint”) against the members of the board of directors of Athlon (the “Individual Defendants” or the “Board”) for breaching their fiduciary duties, and against EnCana Corporation (“EnCana”) and its wholly owned subsidiary Alenco Acquisition Company Inc. (“Merger Sub”) for aiding and abetting the same. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself, and on information and belief, including the investigation of counsel and review of publicly available information, as to all other matters.

NATURE OF THE ACTION

1. This stockholder class action arises out of the Board’s failure to live up to their fiduciary duties owed to the Company’s public stockholders in connection with an all-cash sale of Athlon to EnCana. In Delaware, when a company’s board of directors decides to sell the corporate enterprise and cash-out the Company’s public stockholders, the Board is required under Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986) to maximize stockholder value. To maximize stockholder value, the Board has the burden of proving that it (i) followed a reasonable decision making process and based its decisions on a reasonable body of information, and (ii) acted reasonably in light of the circumstances then existing. The Board cannot meet its burden here.

2. Although the Proposed Transaction is presented as an arm’s length tender offer, when the interlaced relationships between the Company’s directors, CEO, and primary stockholder (Apollo Global Management, LLC (“Apollo”)), are revealed, it becomes apparent that the process preceding the recommendation to stockholders to accept EnCana’s tender offer was not reasonable under the circumstances, and the stockholders do not have all material information to assess the Proposed Transaction. Indeed, the Company’s primary negotiator on the Proposed Transaction, Robert C. Reeves (“Reeves”), Athlon’s President, CEO, and Chairman of the Board, stands to reap at least $375 million, and had interests other than “value maximization”, including maintaining his relationships with Apollo and EnCana, as well as the financial advisors, all of whom figure prominently in the oil and gas space. Similarly, rather than limiting Reeves’ powers, the other Board Members (three of which are affiliated with Apollo) never took the time to meet in person in order to discuss the Proposed Transaction, conducting all business telephonically, reflecting a selected indifference to their responsibilities under the law.

3. In fact, Athlon has been a public company for barely year, completing its initial public offering (“IPO”) on August 7, 2013. Athlon’s IPO offered to investors 15,789,474 shares of the Company’s common stock at a price of $20 per share, and Apollo maintained an approximately 40% equity stake in Athlon.1 Since the IPO, Apollo has divested some of its Athlon equity through secondary offerings, but currently holds approximately 26% of the Company’s outstanding common stock.

4. More importantly, as part of the IPO, Apollo received approximately $100 million in non-recurring fees and distributions relating to its role as IPO underwriter, notes purchaser, initial investor, advisor and service provider to Athlon. At the time of the IPO, Apollo also entered into a stockholders agreement with Athlon that provided Apollo certain rights relating to strategic decisions of Athlon and the composition of the Board.2 Currently, Apollo holds three of the seven Athlon Board seats.

[1]	Apollo holds its Athlon equity through subsidiaries Apollo Athlon Holdings, L.P. and AP Overseas VII (Athlon FC) Holdings, L.P.
[2]	Also in connection with the IPO, members of Athlon’s management team, including Reeves, entered into an exchange agreement (“Exchange Agreement”) relating to their interest in the Company’s partnership predecessor - Athlon Holdings LP - and a tax receivable agreement (the “Tax Receivable Agreement”) providing for future distributions from Athlon to management as signatories to the Tax Receivable Agreement relating to Athlon’s prospective tax savings as a public company.

5. In the summer of 2014, having extracted almost $100 million in non-recurring payments from Athlon, Apollo had an interest in divesting its Athlon stake through a sale of the whole Company. Previous secondary offerings of Apollo’s Athlon stock had not provided a favorable return, and a sale of Athlon was the best means for Apollo to monetize its Athlon stock and consummate its Athlon equity investment.3

6. During the summer of 2014 Apollo’s divesture plan took hold while EnCana was exploring potential strategic acquisitions of companies in the Permian Basin. EnCana negotiated a $1.8 billion asset sale with two of Athlon’s directors, Apollo appointees Rakesh Wilson (“Wilson”) and Gregory Beard (“Beard”). Specifically, on or around June 27, 2014, Apollo’s subsidiary, Jupiter Resources, agreed to buy EnCana’s Bighorn assets which included property, pipelines and services agreements (the “Bighorn Asset Sale”). Indeed, Apollo was advised on the Bighorn Asset Sale by Evercore Partners Inc. (“Evercore”), which had months earlier advised EnCana on a similarly sized asset sale.

[3]	Apollo is also an Athlon note holder.

7. About one month after the Bighorn Asset Sale by Apollo was announced, EnCana suddenly reached out to Reeves, allegedly unsolicited, with an interest in acquiring Athlon, knowing of Athlon’s superior presence in the Permian Basin. Even though Athlon was not exploring a sale of the Company and was experiencing remarkable standalone success, a deal was struck approximately 6 weeks later after a fatally flawed sales process.

8. On September 27, 2014, EnCana and the Company issued a joint press release announcing that each of the companies’ respective boards had agreed to terms and entered into the Agreement and Plan of Merger (“Merger Agreement”), and announcing the merger as an all-cash tender offer valued at approximately $5.93 billion (the “Tender Offer” or “Proposed Transaction”). The Tender Offer is governed by Delaware General Corporation Law (“DGCL”) §251(h) permitting the offer to close as early as twenty business days after it has been commenced. The Tender Offer is expected to end on November 7, 2014 and the transaction is expected to close by the end of 2014.

9. Despite the premium to market price contemplated by the Tender Offer, there are reasons to question the adequacy of the $58.50 offer price. Since the IPO, the Company repeated released positive news assuring stockholders of

Athlon’s continued growth and status as a valuable long-term investment. Indeed, several analysts have reported price targets that exceed the tender offer price, including analysts at Global Hunter Securities (“Global Securities”), which recently set a price target of $66.00 per share for the Company’s common stock.

10. However, due to the unique interests of certain directors and officers, as well as Athlon’s financial advisors, Athlon never contacted a single other prospective bidder, accepted a price below its purported “floor,” and purposefully took steps to preclude any competing proposal.

11. Among other things, Athlon’s primary negotiator, Reeves, simultaneously negotiated an agreement for himself and Athlon management that provided for a lump-sum payment in exchange for certain rights under the Tax Receivable Agreement and the Exchange Agreement. Specifically as explained herein, the Non-Exchange Agreement executed concurrently with the merger contemplates that Reeves and other Athlon executives would collectively and immediately receive over $121 million in cash for their interests in the Tax Receivable Agreement and for facilitating the closing of EnCana’s hasty twenty day tender offer. Reeves and his management team will also receive immediate vesting of unvested Restricted Shares and Restricted Stock Units, and will be retained with lucrative retention bonuses in exchange for their support of the Proposed Transaction.

12. Even before it closed on the Bighorn Asset Salem and concurrently with the signing of the Merger Agreement, EnCana entered into Tender Support Agreements (the “Support Agreements”) with Apollo, and certain directors and officers of the Company, who hold collectively approximately 35.8% of all the Company’s outstanding shares. Under the conditions of the Support Agreements, Apollo and the subject directors and/or officers of the Company have agreed to tender their shares in the Tender Offer. Thus, with approximately 36% of Athlon’s outstanding equity is pledged in support of the Tender Offer, only about 20% of Athlon’s public stockholders need to tender into EnCana’s offer in order for the Proposed Transaction to close.

13. Athlon’s financial advisors, Evercore and Goldman Sachs, & Co. (“Goldman Sachs”), embraced the closed sales process in furtherance of their historic and future relationships with Apollo and EnCana. Thus, with a majority of the Board and both of Athlon’s financial advisors interested in a certain sale to EnCana, there were no fiduciaries seeking to fulfill the Board’s duty to maximize stockholder value.

14. Despite the high level of deal certainty created as a result of Support Agreements, the brevity of the Tender Offer, the questionable offer price and the lack of any “market check,” the Merger Agreement contains a host of deal protections that are onerous and unreasonable under the circumstances. Combined, these measures effectively preclude the possibility of competing and superior bids. Among other things, the Merger Agreement defines a “Superior Proposal” – the only means for the Board to exercise its fiduciary out and recommend a competing proposal – as an offer for 100% of the Company’s stock or all or substantially all of the Company’s assets. This definition improperly limits the Board’s consideration of various strategic alternatives that do not amount to a sale of the entire Company. In addition, the Merger Agreement includes a no-solicitation provision, unlimited matching rights, and a termination fee of $207.5 million (but no termination fee payable to the Athlon should EnCana walk away from the deal). When analyzed individually these provisions are restrictive and may or may not constitute a breach of fiduciary duty, but taken as a whole and light of the truncated and conflicted sales process, these provisions effectively foreclose the likelihood that any competing bidder(s) will emerge or have any reasonable opportunity to challenge EnCana’s offer.

15. From inception, the Board initiated a fundamentally flawed process to sell the Company. While the Board had the opportunity to canvass the market to determine what the best possible price could be for a sale of the Company, instead the Board chose to negotiate solely with EnCana. Following agreement on price, the Board took no steps to perform a “go-shop” or “post-market check” to fully inform themselves whether the market would bear a higher price than $58.50 per share.

16. On October 10, 2014, EnCana filed the Tender Offer Statement on Form Schedule TO (“Schedule TO”) with the Securities and Exchange Commission (“SEC”). That same day, the Company filed and disseminated to stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) (collectively with the Schedule TO, the “Tender Offer Documents”) with the SEC. The Recommendation Statement misrepresents and fails to disclose material information necessary for the Company’s public stockholders to make an informed decision whether to tender their shares of stock in the Tender Offer.

17. Specifically, the Recommendation Statement fails to disclose at a minimum:

(i)	material facts regarding the fundamentally flawed process leading to the signing of the Merger Agreement including Wilson and Beard’s relationship with EnCana and discussions relating to the Bighorn Asset Sale;

(ii)	material information pertaining to the analyses performed by Goldman Sachs, one of the Company’s financial advisors;

(iii)	the incentives of Evercore the investment bank’s prospective fees relating to the Proposed Transaction;

(iv)	material information about the true nature of the Exchange Agreement, the Non-Exchange Agreement, and the Tax Receivable Agreement, including the total effect on Reeve’s overall interests in the deal; and,

(v)	material information regarding the Company’s financial projections and whether they were revised to reflect the outstanding results announced after the sales process had begun.

18. Prior to the closing of the Tender Offer, material information must be disclosed so that the Company’s public stockholders can make an informed decision whether or not to tender their shares of stock in the Company.

19. For these reasons and as set forth in additional detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties.

THE PARTIES

20. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Athlon common stock.

21. Defendant Athlon is a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices located at 420 Throckmorton Street, Suite 1200, Forth Worth, Texas. Athlon is an independent exploration and production company. The Company is a holding company and its sole assets are controlling equity interests in Athlon Holdings LP and its subsidiaries. The Company is focused on the acquisition, development and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin. The Permian Basin spans portions of Texas and New Mexico and consists of three primary sub-basins: the Delaware Basin, the Central Basin Platform and the Midland Basin. The Company’s properties are located in the Midland Basin. Athlon’s common stock trades on the New York Stock Exchange under the ticker symbol “ATHL.”

22. Defendant Robert C. Reeves (“Reeves”) is and has been the Company’s Chairman of the Board, President, and Chief Executive Officer (“CEO”) since the Company’s inception in August 2010. Prior to beginning Athlon, Reeves served various roles at several companies, including: Encore Acquisition Company (“Encore”), Encore Energy Partners, and Hugoton Energy Corporation. Additionally, a stockholders agreement (the “Stockholder Agreement”) entered into between the Company and Apollo in August 2013, gave Apollo complete control to nominate its own slate of directors to the Board. Accordingly, Apollo nominated Reeves to act as the Company’s Chairman, CEO, and President.

23. Defendant Gregory A. Beard (“Beard”) is and has been a director on the Company’s Board since 2013. In addition to Beard’s role on the Board, Beard is a Senior Partner at Apollo, and was involved in the Bighorn Asset Sale to EnCana.

24. Defendant Rakesh Wilson (“Wilson”) is and has been a director on the Company’s Board since 2013. Like Beard, Wilson, in addition to serving as a director on the Board, is also a partner at Apollo and was also negotiated the Bighorn Asset Sale to EnCana.

25. Defendant Ted A. Gardner (“Gardner”) is and has been a director on the Company’s Board since 2013. Gardner also serves as Managing Partner of Silverhawk Capital Partners (“Silverhawk”) since 2005. Prior to Gardner’s role at Silverhawk, Gardner was a director and Chairman of the board of director’s Audit Committee at Encore, at the same time Reeves served as Senior Vice President, Chief Financial Officer (“CFO”), and Treasurer (“CAO”) at Encore.

26. Defendant Wilson B. Handler (“Handler”) is and has been a director on the Company’s Board since 2013. Handler is also a member of Apollo’s Natural Resource group.

27. Defendant Mark A. Stevens (“Stevens”) is and has been a director on the Company’s Board since 2013.

28. Defendant Bart Kalsu (“Kalsu”) is and has been a director on the Company’s Board since 2014.

29. Defendant EnCana is a Canadian corporation, with its principal executive offices located at Suite 4400, 500 Centre Street SE, Calgary, Alberta, Canada T2P 2S5. EnCana produces, transports, and markets natural gas liquids. EnCana’s common stock trades on the New York Stock Exchange under the ticker symbol “ECA.”

30. Defendant Merger Sub is a Delaware corporation and an indirect, wholly owned subsidiary of EnCana. Upon information and belief, Merger Sub was created for the sole purpose of facilitating the Merger and has not engaged in any other business activities prior to the announcement of the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

A.	The Company’s Background

31. Athlon is a Delaware corporation with its principal executive offices located in Forth Worth, Texas. Athlon is an exploration and production company primarily focused on the acquisition, development, and exploitation of “unconventional oil and liquid-rich natural gas reserves.” As a holding company,

Athlon’s sole assets are controlling equity interests in Athlon Holdings LP and its subsidiaries The Company’s entire oil and natural gas portfolio is located in the Permian Basin. The Permian Basin is located throughout parts of Texas and New Mexico and consists of three primary sub basins, including: the Delaware Basin, the Central Basin Platform, and the Midland Basin. In August 2013, in a report released by the Energy Information Administration, the report identified the Permian Basin as the largest oil-producing basin in the United States containing approximately 22% of all oil reserves in the United States.

B.	Apollo Begins Its Exodus Out of Athlon and Dominates and Control’s The Board

32. Prior to April 2013, Apollo, members of Athlon’s management team and certain Athlon employees owned all of the Class A limited partner interests in Athlon Holdings LP, and Athlon management and employees owned all of the Class B limited partner interests in Athlon Holdings LP. In April 2013, and for the benefit of Apollo, the Company underwent a reorganization of the Company’s capital structure. In connection with Company’s reorganization, Apollo and its affiliated funds exchanged their Class A limited partner interests in Athlon Holdings for Athlon common stock in anticipation of the Company’s IPO. The remaining holders of Class A limited partner interests in Athlon Holdings LP did not. All of the holders of the Class B limited partner interests in Athlon Holdings LP exchanged their interests for common stock of Athlon. Upon closing of Athlon’s August 2013 initial public offering (“IPO”), the limited partnership agreement of Athlon Holdings LP was amended to, among other things, modify Athlon Holdings LP’s capital structure by replacing its different classes of interests with a single new class of units (“New Holdings Units”).

33. Athlon management and certain employees that held Class A limited partner interests of Athlon Holdings LP then owned New Holdings Units entered into an exchange agreement under which they have the right to exchange their New Holdings Units for shares of Athlon common stock on a one-for-one basis. Holders of New Holdings Units also entered into the Tax Receivable Agreement that provides for the periodic payment to them from Athlon of 85% of the benefits, if any, that Athlon realizes in certain tax benefits related to exchanges of New Holdings Units. Athlon’s chairman and CEO was, and remains, Reeves, who is also the largest holder of New Holdings Units and a party to the Exchange Agreement and the Tax Receivable Agreement.

34. Preceding the Company’s IPO, Apollo, the Company, and the employee stockholders entered into the Stockholder Agreement. The Stockholder Agreement provides two important benefits to Apollo, (a) the ability to appoint directors to the Company’s Board commensurate with Apollo’s stock ownership, and (b) veto rights relating to important corporate decisions including change-in-control transactions.

35. First, section 7 of the Stockholder Agreement provides Apollo with exclusive control to appoint its preferred slate of directors. Section 7 provides that:

The Apollo Entities shall have the right to nominate for election to the Board:

i.	(i) no fewer than that number of directors that would constitute a majority of the number of directors that the Corporation would have if there were no vacancies on the Board, so long as the Apollo Entities collectively beneficially own at least 50% of the outstanding Stock of the Corporation; provided that nothing in this paragraph (i) of this Section 7(a) shall be construed to limit the right of the Apollo Entities to nominate directors to a number of such directors that is less than the number directors the Apollo Entities would be entitled to nominate pursuant to applicable law and the Corporation’s certificate of incorporation and bylaws;

ii.	(ii) up to three (3) directors, so long as the Apollo Entities collectively beneficially own at least 30% of the outstanding Stock of the Corporation but less than 50% of the outstanding Stock of the Corporation;

iii.	up to two (2) directors, so long as the Apollo Entities collectively beneficially own at least 20%

iv.	up to one (1) directors, so long as the Apollo Entities collectively beneficially own at least 10% of the outstanding Stock of the Corporation but less than 20% of the outstanding Stock of the Corporation.

In the event the size of the Board is increased or decreased at any time to other than seven (7) directors, the Apollo Entities’ nomination rights under this Section 7(a) shall be proportionately increased or decreased, respectively, rounded up to the nearest whole number.

(Emphasis Added). As a result of the Stockholder Agreement, Apollo has appointed its preferred slate of directors, which includes Beard, Wilson, and Gardner, as well as its chosen chairman and CEO Reeves. Thus, Apollo dominates and has exercised complete control over the Company and Board since the Company’s IPO. What’s more, because Apollo holds approximately 30% of the Company’s outstanding stock, should it decide to liquidate its position further, Apollo would lose its control to appoint its preferred directors to the Board.

36. Second, Section 10 of the Stockholder Agreement provides Apollo with exclusive control over a change-in-control transaction. Section 10 provides, in pertinent part, that:

Subject to the provisions of Section 10(b), without the approval of a majority the Board as provided for in the bylaws of the Corporation, which must include the approval of a majority of the directors nominated by Apollo Stockholders voting on such matter, the Corporation shall not, and (to the extent applicable) shall not permit any Subsidiary of the Corporation to:

(iii) merge or consolidate with or into any other entity, or transfer (by lease, assignment, sale or otherwise) all or substantially all of the Corporation’s and its Subsidiaries’ assets, taken as a whole, to another entity, or enter into or agree to undertake any transaction that would constitute a “Change of Control” as defined in the Corporation’s or its Subsidiaries’ principal credit facilities or note indentures.

(Emphasis Added).

37. On August 7, 2013, Athlon completed the IPO, in which it sold investors 15,789,474 shares of the Company’s common stock at a price of $20 per share. The IPO netted the Company proceeds of $295.7 million after expenses. Apollo profited handsomely from the Company’s IPO earning approximately $85 million in non-recurring fees and distributions.4 Following the Company’s IPO, Apollo beneficially owned 68.4% of the Company’s common stock.

38. After the IPO, Apollo continued to divest its stake in the Company. On February 10, 2014, the Company announced a secondary offering, offering investors to purchase 14,000,000 shares of the Company’s common stock for $32.00 per share, which netted Apollo proceeds of approximately $448 million. Following completion of the secondary offering Apollo beneficially owned 48.5% of the Company’s common stock.

39. Shortly thereafter, on May 18, 2014, the Company’s commenced another secondary offering, providing investors the opportunity to purchase 12,875,000 shares of Athlon common stock at a purchase price of $40.00 per share, which netted Apollo proceeds of $515 million. Following completion of the offering, Apollo held 38.9% of the Company’s common stock. Apollo, realizing that it had exhausted its ability to sell shares in the open market, without jeopardizing the Company’s stock price decided that a sale of the Company was in order.

[4]	Apollo obtained the following fees in connection with the Company’s IPO: (i) IPO underwriter ($1.9mm), (ii) Senior Notes Offering ($1mm), (iii) Transaction Fee Agreement total fees ($7.5mm), (iv) Services Agreement historic fees and related termination ($3.9 mm), and distribution to Apollo as an Athlon Holdings limited partner ($73mm).

C.	The Company Had A Bright Future As A Standalone Concern

40. Before announcing the Proposed Transaction, the Company had been providing stockholders with a litany of positive news assuring stockholders of Athlon’s continued growth and status as a valuable long-term investment.

41. In the Company’s most recent Form S-4 Registration Statement filed with the SEC, the Company explained that: “[a] significant portion of [the Company’s] historical growth has been achieved through acquisitions.” (Emphasis Added). On April 8, 2014, the Company announced that it had entered into multiple agreements with five unrelated third parties to acquire certain Northern Midland Basin properties. According to the Company’s press release, the Company acquired 23,500 net acres, with current net production of approximately 4,800 barrels of oil equivalents per day (“BOE/d”), and total estimated net reserves potential of over 250 million barrels of oil equivalents (“MMBOE”). In the Company’s press release announcing the transaction, Reeves explained that: “Today’s acquisitions exemplify Athlon’s core strategy of acquiring only high-quality properties, demanding strong economic returns, and applying extensive technical expertise to exploit our huge resource potential through the drill bit.” The acquisition of these additional acres could not be understated.

42. With the acquisition of the additional Northern Midland Basin properties, the Company has achieved record production of oil. On April 15, 2014, the Company announced its first quarter (“1Q”) 2014 production, horizontal well results, and increased its 2014 outlook. The Company’s press release highlighted that for the 1Q 2014, the Company “reached a record high of 16,987 BOE/d as compared with 9,959 BOE/d produced in the first quarter of 2013, representing a 71% increase year-over-year.” The Company’s press release went on to explain that: “First quarter production was above the high-end of the Company’s guidance range and was comprised of 61% oil, 21% natural gas liquids and 18% natural gas.” Finally, the Company announced that because of recent acquisitions and operational outperformance in the 1Q 2014, Athlon now expected daily production for full-year 2014 to average between 23,000 to 24,250 BOE/d, compared to previously announced estimates of 19,750 to 20,750 BOE/d.

43. The 1Q of 2014 was no aberration as the Company’s record production of oil carried into the second quarter (“2Q”) of 2014. On July 30, 2014, the Company announced its 2Q 2014 Production and Horizontal Well Results. First, the Company’s press release announced that daily production volumes for the 2Q 2014 “reached a record high of 21,901 BOE/d as compared with 11,183 BOE/d produced in the second quarter of 2013, representing a 96% increase year-over-year.” Second, the Company’s 2Q 2014 volumes were comprised of 61% oil, an increase of 104% year-over-year. Finally, the Company’s press release explained that Athlon’s average daily production volumes averaged 25,017 BOE/d during the month of June exceeding the Company’s most recent guidance for daily production.

44. Athlon has been a publicly traded company for thirteen (13) months when it announced the Proposed Transaction. During that brief period of time, the Company’s common stock price soared as high as $51.16 per share, before the Proposed Transaction was announced on September 27, 2014 (see chart below):

As such, the market, and specifically, stockholders were shocked when on September 27, 2014 the Company announced that its much lauded future growth was being sold to EnCana, with stockholders being cashed out of their investment in the Company.

D.	The Athlon Board Conducted a Fundamentally Flawed and Inadequate Process to Sell the Company At the Behest of Apollo

45. From inception, the Board, at the behest of Apollo, performed a fundamentally flawed process to sell the Company. While the Board had the opportunity on multiple occasions to canvass the market and to evince whether higher value was attainable for the Company’s assets and stockholders, the Board neglected their fiduciary duty to maximize stockholder value to benefit their own selfish interests.

46. On June 27, 2014, EnCana announced that it had agreed to sell its Bighorn assets in Alberta, Canada to Apollo for $1.8 billion. EnCana’s press release explained that the purpose of the transaction was to allow EnCana to divest its natural gas assets and continue its shift into oil production. Coincidently, Beard and Wilson, both partners at Apollo and directors of the Company, led negotiations with EnCana and Doug Suttles, CEO and President of EnCana, for the acquisition of the Bighorn assets.5 Realizing EnCana was intent on ramping up its oil production, and Apollo intent on continuing its exodus out of Athlon and its Permian play, Beard and Wilson, who held defacto control over the Board, by holding three board seats, planted the seed for EnCana to acquire the Company.

[5]	Notably, Evercore is financial advisor to Apollo on the acquisition of the Bighorn assets. While the acquisition has not yet closed, Evercore expects to receive a sizeable and undisclosed fee for its advisory services on this transaction.

47. What followed was an unconscionable “process” led by Reeves, who alone is conflicted and beholden to Apollo6, and two conflicted financial advisors who were more interested in obtaining future business rather than conducting a thorough process to sell the Company. It is notable that all meetings of the Board were telephonic, and not a single Board meeting for the sale of the Company took place in person over the six-week period of alleged “negotiations.” Indeed, while the Board set a floor of $60 per share for the sale of the Company, the Recommendation Statement does not disclose the Board’s rationale for agreeing to sell the Company below its bottom line threshold. Moreover, despite the Board not obtaining its floor price, the Board took no steps to either canvass the market before the Merger Agreement was signed or perform a “post-market check” or “go-shop” period to fully inform themselves whether the market would bear a higher price than $58.50 per share.

48. On September 27, 2014, the Board met telephonically with their respective legal and financial advisors. Following a presentation by Goldman Sachs, the Board unanimously approved the Merger Agreement and resolved to recommend to its stockholders to tender their shares of stock in the Tender Offer.

[6]	By the Company’s own admission Apollo is and has been the Company’s “principal stockholder” and primary equity sponsor. See Form 424B4 Prospectus filed with the SEC on August 5, 2013. Indeed, its not an understatement to say, but for Apollo’s investment, the Company would not be in existence today.

E.	The Proposed Tender Offer is Announced

49. On September 27, 2014, EnCana and the Company issued a joint press release announcing that each of the companies’ respective boards had agreed to terms and entered into the Merger Agreement, and announced the Proposed Transaction as an all-cash Tender Offer valued at approximately $5.93 billion. The Tender Offer is governed by DGCL §251(h), which provides that once stockholders tender 50.1% of all outstanding shares, EnCana may immediately consummate the Proposed Transaction, without a vote of stockholders. Also, the Tender Offer may close twenty-days (20) after its commencement. The Tender Offer is expected to close on November 7, 2014 with the transaction being completed by the end of 2014.

50. Pursuant to the terms in the Merger Agreement, as soon as reasonably practicable, EnCana would commence an all-cash Tender Offer to acquire all the outstanding shares of the Company’s stock for $58.50 per share. Following consummation of the merger, Merger Sub will be merged with and into the Company, and the Company will survive the merger and become a wholly owned subsidiary of EnCana.

51. According to the Company, the acquisition will add the Company’s 140,000 net acres located in the Midland Basin to EnCana’s oil and gas portfolio, giving the combined company a seventh growth area. Indeed, Suttles enthusiastically explained that the transaction “provides [EnCana] with a prime position in what is widely acknowledged as one of North America’s top oil plays. The Athlon team has built an exceptional asset with massive running room that includes greater than 10 years of drilling inventory with up to 11 potential productive horizons of high-margin liquids.” (Emphasis Added).

52. Concurrently with the signing of the Merger Agreement, the Company, EnCana, Athlon Holdings, Merger Sub, and each partner of Athlon Holdings entered into a Non-Exchange Agreement (the “Non-Exchange Agreements”). Pursuant to the Non-Exchange Agreements, the partners are not permitted to exchange their New Holdings Units for Athlon common shares prior to consummation of the Tender Offer. However, EnCana at its election may, but is not obligated to, purchase all the New Holdings Units for $58.50 per share prior to or following the closing of the Tender Offer, and exchange those Units for shares of the Company, providing additional support for the Proposed Transaction, if necessary.

F.	The Individual Defendants Have Agreed To An Unfair And Inadequate Price In Connection With The Proposed Transaction

53. Rather than allowing the Company’s common stock to trade freely and permit its public stockholders to share in the benefits of the Company’s promising growth prospects as an independent entity, the Individual Defendants have acted for the benefit of themselves and to the detriment of the Company’s public stockholders, by endorsing the terms of the Proposed Transaction. In so doing, the Individual Defendants have agreed to cap the Company’s value at a time when the Company is reporting record production of oil and the Company’s stock price is soaring.

54. In addition to the loss of future growth, stockholders will barely receive any premium over share prices reached shortly before the announcement of the Proposed Transaction. For example, the Company’s common stock recently traded as high as $51.63 per share. As stockholders are set to receive 58.50 per share, the Company’s stockholders will realize a paltry premium of barely 13% based on this recently achieved high market price.

55. Prior to the announcement of the Proposed Transaction, several financial analysts who regularly follow the Company valued the Company’s common stock significantly higher than the tender offer price. For example, analysts at Global Securities rated the Company’s stock as a “buy” and set a price target of $66.00 per share before the Proposed Transaction was announced. Like Global Securities, Topeka Capital Markets listed the Company’s stock as a “buy” and set a price target of $64.00 per share. On September 15th-16th, a week before the Proposed Transaction was announced, Barclays Capital, Bank of America, and KLR Group each established price targets of $60.00 per share. Based on these recently announced price targets the tender offer price appears to undervalue the Company’s long-term growth prospects.

56. Athlon stockholders have a right to receive consideration that appropriately accounts for the full and true value of the Company’s long-run growth prospects. However, the Proposed Transaction, as currently structured, deprives the Company’s public stockholders of the full and true value of their investments in the Company.

G.	The Board Has Impermissibly Locked-Up The Proposed Transaction With Various Unduly Restrictive Deal Protection Mechanisms Favoring EnCana and the Proposed Transaction

57. In addition to the Board agreeing to an inadequate price, the Board has impermissibly locked-up the Proposed Transaction by agreeing to several unfair deal protection devices that all but ensure the sale of the Company to EnCana is achieved.

58. First, the Board has agreed to a prohibitive “no-solicitation” provision. Under the no-solicitation provision, the Company, Board, its subsidiaries and representatives are prohibited from, directly or indirectly, soliciting, initiating, or knowingly encouraging any inquiry, expression of interest or proposal by, or offer from, an Person (as defined in the Merger Agreement) that would reasonable lead to and/or constitute an Acquisition Proposal.7

[7]	The Merger Agreement defines “Acquisition Proposal” to mean “(i) any proposal or offer (other than the Transactions or any other proposal or offer by Parent, Acquisition Sub or their Affiliates) with respect to a merger, consolidation, business combination, recapitalization, reorganization, joint venture, partnership, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or (ii) any proposal or offer to acquire, by tender offer, share exchange, stock or asset purchase or in any other manner, which, in each case with respect to clauses (i) and (ii), if consummated, would result in any Person (other than Parent, Acquisition Sub or their Affiliates) becoming, in one or a series of related transactions, directly or indirectly, the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of (A) 20% or more of the total voting power or of any class of equity securities of the Company or any of its Subsidiaries or, in the case of a transaction described in clause (i), the entity resulting from such transaction or (B) assets (including equity securities of any of the Company’s Subsidiaries) comprising 20% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole.”

59. Second, concurrently with the no-solicitation provision, the Board has agreed to a broad information rights provision, under which EnCana, within forty-eight (48) hours of receipt of an Acquisition Proposal, is entitled to know the identity, material terms, and conditions of any Acquisition Proposal before having to submit a matching bid. The Board is further obligated to provide any written materials it has received by a third-party bidder promptly thereafter. Thus, no superior proposal is likely to emerge because no reasonable bidder will be prepared to act as a stalking horse for EnCana.

60. Third, the Board also provided EnCana with unlimited matching rights, granting EnCana the luxury of four (4) business days to revise its proposal or persuade the Board not to change its recommendation for the Proposed Transaction if an alternative bidder submits a “Superior Proposal.”8 This grace period to “match” any offer creates a significant advantage for EnCana to formulate a revised bid and “chill” further competing bids from emerging in the first place.

61. The matching rights dissuades those interested parties who have not received any confidential information from Athlon from making an offer for the Company because a third-party bidder must: (i) first make an offer the Board deems superior and be willing to enter into a transaction without any due diligence;

[8]	The Merger Agreement defines “Superior Proposal” to mean “means any bona fide and written Acquisition Proposal that would result in any Person becoming the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, that the Company Board determines in good faith, after consultation with its outside legal counsel and the Company Financial Advisors, is reasonably likely to be consummated substantially in accordance with its terms, taking into account all legal, financial (including the certainty of any financing) and regulatory aspects of the proposal and the Person making the Acquisition Proposal, and if consummated, would be more favorable to the Stockholders (in their capacity as such) from a financial point of view than the Offer and the Merger, in each case, after taking into account all relevant factors, including all terms and conditions of such Acquisition Proposal and this Agreement (including any adjustment to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 7.03(e) in response to such Acquisition Proposal).

(ii) acquiesce to having its bid undermined by the Board disclosing the same information to EnCana for the purpose of matching the Superior Proposal; (iii) in the event that EnCana matches the third-party proposal, the third-party must then formulate a Superior Proposal without having the proprietary information regarding EnCana’s alternative bid; and (iv) the third-party can only win the bidding war if EnCana gives up.

62. The Board even further reduced the likelihood of obtaining a superior offer or the best possible price for the Company’s public stockholders by agreeing to a large termination fee. The Merger Agreement provides that, upon termination of the Merger Agreement, the Company will be required to pay EnCana a termination fee of $207.5 million, thereby essentially requiring the alternative bidder to agree to pay a naked premium for the right to provide the stockholders with a superior offer. Indeed, the Board failed to even negotiate a reverse-termination fee, meaning that if EnCana decides to terminate the Merger Agreement they are permitted to walk-away from the transaction without compensating stockholders for the damage it may cause the Company and stockholders.

63. Finally, concurrent with the signing of the Merger Agreement, the Company and EnCana announced that they had entered into the Support Agreements with AP Holdings, Apollo Holdings, and certain directors and officers of the Company, who hold approximately 35.8% of all the Company’s outstanding shares. Under the conditions of the Support Agreements, AP Holdings, Apollo Holdings and certain directors and/or officers of the Company have agreed to tender their shares in the Tender Offer. Thus, the Company needs less than 15% of all outstanding shares to tender before the Tender Offer closes.

64. Ultimately, these unduly restrictive deal protection devices in combination act to restrain the Company’s ability to solicit or engage in negotiations with any third-party regarding a proposal to acquire all or a significant interest in the Company. The inclusion of these provisions in the Merger Agreement does not provide the Board an effective “fiduciary out” under the circumstances. These provisions foreclose any realistic chance that any potential bidders will express interest or make alternative bids in order to provide the needed market check on EnCana’s inadequate offer.

H.	The Materially Misleading Recommendation Statement

65. Further breaching their fiduciary duties to the Company’s public stockholders, the Individual Defendants filed the material misleading and incomplete Recommendation Statement, which fails to disclose material facts to the Company’s public stockholders in contravention of the Board’s duty of candor. Without such information being disclosed before consummation of the Tender Offer (which is scheduled to expire on November 7, 2014 N.Y. Time 12:00 A.M.), the Company’s public stockholders will be irreparably harmed by being forced to make a decision whether to tender their shares of stock in the Tender Offer without the total mix of information being made available to them.

1.	Non-Disclosure Regarding Beard and Wilson’s Dealings With EnCana

66. Even before one can consider the materially incomplete information in the Recommendation Statement, the Company, and specifically Beard and Wilson, must disclose their interactions with EnCana during the Bighorn Asset Sale by Apollo in the summer of 2014. It is material to shareholders to know whether Beard and Wilson were involved in discussions with EnCana that lead to EnCana’s unsolicited offer to purchase Athlon, and whether material information was shared with Ecana about Athlon’s assets in the Permian Basin.

2.	Materially Incomplete and Misleading Disclosure Regarding the Flawed Process

67. The Recommendation Statement omits several important details regarding the process leading up to the signing of the Merger Agreement. Among other things, the Recommendation Statement fails to disclose the incentives and motivations of various fiduciaries that support and recommend that Athlon stockholders tender into the Tender Offer. These omissions include the amount and nature of Evercore’s advisory fee in the Proposed Transaction and the Bighorn Asset Sale, the relative amount of money Reeves and other executives stand to earn under the Non-Exchange Agreement compared to what they would have been entitled to under the Tax Receivable Agreement and Exchange Agreement.

68. First, at page 13, the Recommendation Statement provides that on August 12, 2014, the Board held a telephonic meeting and at the meeting “Reeves informed the Board of his discussion with Mr. Suttles. The Board then discussed the proposed transaction, the suggested purchase price … and the best interests of the Company’s stockholders.” The Recommendation Statement must disclose what the Board determined the “suggested purchase price” to be for a sale of the Company. This information is material and must be disclosed to stockholders because it evinces what the Board believed a fair price for the Company to be and determine whether the Board was fully informed of the Company’s true value at the time it voted to approve the Merger Agreement.

69. Second, at page 15, the Recommendation Statement provides that on August 27, 2014, “with the Board’s approval, Mr. Reeves then contacted a representative of Evercore to discuss the potential engagement and involvement of Evercore in connection wit the Company’s negotiations with Parent.” The Recommendation Statement fails to disclose the rationale for retaining Evercore later in the process, Evercore’s responsibilities and the remuneration to be received by Evercore for providing advisory services to the Company. This information is material to stockholders to evince the process undertaken by the Board to sell the Company.

70. Third, also at page 15, the Recommendation Statement provides that on August 28, 2014, “[t]he Board and its financial advisors then discussed pushing Parent for a purchase price that was not less than $60.00 a share …. The Board then considered the range of prices that would warrant further discussion with Parent and the exchange of confidential information, with the view being that such actions would be warranted at a price above $55 per share.” The Recommendation Statement must disclose the rationale for the Board concluding that no less than $60 per share was an appropriate value to sell the Company and $55 per share was an appropriate value that warranted further discussions with EnCana. This information is material and must be disclosed to stockholders because it evinces what the Board believed a fair price for the Company to be and determine whether the Board was fully informed of the Company’s true value at the time it voted to approve the Merger Agreement.

71. Fourth, at page 17, the Recommendation Statement provides that at the September 11, 2014 Board meeting, “[t]he Board discussed with management the role of the Company’s financial advisors and decided to request a fairness opinion from Goldman Sachs but not from Evercore.” (emphasis added). The Recommendation Statement must disclose the rationale for deciding not to obtain a

Fairness Opinion from Evercore even after the Board agreed to retain Evercore as its second financial advisor. The Recommendation Statement must also disclose the fees to be received by Evercore for their work on the transaction and whether Evercore is currently performing and/or has performed work for EnCana and/or Apollo besides the transaction disclosed in the Recommendation Statement. This information is material to evince whether the Board performed a proper market check before retaining Evercore as the Company’s second financial advisor, and to determine whether Evercore has potential conflicts of interest the inhibit its ability to render to the Board entirely independent and tainted advice regarding the process to sell the Company.

72. Fifth, at page 18, the Recommendation Statement provides that on September 19, 2014, “Mr. Suttles and Mr. Reeves had a telephonic discussion regarding the retention of the Company’s non-executive employees by Parent.” The Recommendation Statement explains that EnCana will retain all executive employees of the Company following consummation of the transaction. The Recommendation Statement must disclose the first time Reeves and Suttles spoke regarding the retention of the Company’s named executive officers (“NEOs”) and whether there was agreement on NEO retention before the Merger Agreement was signed. This information is material to stockholders to evince whether Reeves placed his own interests ahead of the interest of stockholders to obtain the best possible price for stockholders under the circumstances.

73. Sixth, at page 19, the Recommendation Statement provides that on the afternoon of September 24, 2014, Reeves communicated a counter-proposal to Mr. Suttles providing for a purchase price of $59 per share. The Recommendation Statement must disclose the Board’s rationale for believing that $59 per share was an appropriate value to sell the Company. This information is material and must be disclosed to stockholders because it evinces what the Board believed a fair price for the Company to be and determine whether the Board was fully informed of the Company’s true value at the time it voted to approve the Merger Agreement.

74. Seventh, at page 22, the Recommendation Statement provides that a second rationale for waiving the go-shop clause was because: “[t]he Board believed, on the basis of their experience and input from advisors, that $58.50 per Share in cash and the other terms of the transaction were the highest value reasonably obtainable for the Company.” The Recommendation Statement must disclose the Board’s rationale for believing that it obtained the highest value reasonably obtainable for the Company considering the Board did not perform a pre-market check and/or post market check to determine whether it could obtain a higher value for stockholders. This information is material to stockholders because it evinces the process undertaken by the Board and to determine whether the Board acted reasonably under the circumstances to maximize stockholder value.

75. Eighth, at page 23, the Recommendation Statement provides that “[t]he Board considered the possible alternatives to the acquisition of the Company by Parent (including the possibility of continuing to operate the Company as an independent entity and the likelihood that any other parties would consider making an offer to acquire the Company).” The Recommendation Statement must disclose the strategic alternatives considered by the Board besides the transaction and remaining a stand-alone entity. This information is material to stockholders because it evinces the process undertaken by the Board to maximize stockholder value.

76. In addition, the Recommendation Statement is misleading and must disclose additional information regarding the Non-Exchange Agreement and Tax Receivable Agreement. For example, the Recommendation Statement discloses that Reeves is entitled to $11,222,779 in consideration due under the Tax Receivable Agreement. However, what the Recommendation Statement fails to disclose is that when EnCana elects to acquire the New Holdings Units, Reeves alone will receive consideration of $42,555,299 million in cash in exchange for the New Holdings Units he holds. Thus, Reeves alone will receive in the aggregate $53,778,078 in exchange for his New Holdings Units. Additionally, in combination, management can expect to receive total consideration of $121,726,775 in exchange for their units in Athlon Holdings and under the Tax Receivable Agreement. This information is material and must be disclosed to stockholders. At a minimum, the Recommendation Statement must also provide an aggregate chart of the total consideration each member of management and the Board will receive should the Proposed Transaction close.

3.	Materially Incomplete and Misleading Disclosures Concerning Goldman Sachs’ Financial Analyses and the Company’s Financial Projections

77. Although the Recommendation Statement discloses certain information regarding Goldman Sachs’ financial analyses and the Company’s financial forecasts used to support its Fairness Opinion, it fails to disclose certain material information concerning Goldman Sachs’ underlying methodologies, key inputs, and multiples relied on and observed by Goldman Sachs in performing its financial analyses.

78. First, with respect to the Financial Forecasts Prepared by Management of the Company, the Recommendation Statement must disclose the following line items: (i) Selling, General & Administrative Expenses, Depreciation and Amortization, Capital Expenditures, Net Working Capital, Adjustments to Net Working Capital, Effective Tax Rate, and Stock Based Compensation. The Recommendation Statement must also disclose if there are expected synergies as part of the acquisition, the amount of cost savings attributable to these synergies, and how they are projected on an annual basis. The Individual Defendants failure to disclose this material information has undoubtedly prejudiced Plaintiff and the Company’s other public stockholders ability to make an informed decision whether to tender their shares of stock in the Tender Offer.

79. Second, with respect to Goldman Sachs’ Net Asset Value Analysis of the Company, the Recommendation Statement must also disclose the inputs relied upon by Goldman Sachs to derive discount rates between 10%-12%. Without this information, the Company’s public stockholders are unable to determine what weight, if any, to place on Goldman Sachs’ Fairness Opinion in determining whether to tender their shares of stock in the Tender Offer.

80. Third, with respect to Goldman Sachs’ Illustrative Present Value of Future Share Price Analysis, the Recommendation Statement must disclose the rationale for utilizing a discount rate of 14%, and the inputs for the cost of equity analysis performed by Goldman Sachs. Without this information, the Company’s public stockholders are unable to determine what weight, if any, to place on Goldman Sachs’ Fairness Opinion in determining whether to tender their shares of stock in the Tender Offer.

81. Fourth, with respect to Goldman Sachs’ Selected Transactions Analysis, the Recommendation Statement must disclose: (i) the source(s) relied upon by Goldman Sachs to select the precedent transactions; (ii) the transaction-by-transaction multiples for each transaction observed; (iii) whether other multiples were considered, but ultimately excluded; and (iv) the rationale for not utilizing the multiple EV/EBITDAX for this analysis. Additionally, the Recommendation Statement must disclose further information regarding Goldman Sachs’ corrective disclosure of this analysis, including: (i) how this curative information was disclosed to the Board; (ii) when this curative information was disclosed to the Board; (iii) when the error was first discovered by Goldman Sachs; (iv) the rationale for relying on the same reference ranges (i.e., $20 to $30 per BOE and $125,000 to $225,000 per BOE/d) even after the reference range for this analysis was adjusted upward; and (v) the rationale for applying a daily production estimate of $26,486 BOE/d as per Company guidance during July 2014, instead of management’s increased guidance on September 4, 2014 to $28,000 BOE/d, an increase of 5.7%. The disclosure of this material information is critical to a stockholders understanding of this analysis, and whether the Board was fully informed at the time the Board agreed to the Merger Agreement and recommended that the Company’s public stockholders tender their shares in the Tender Offer.

82. Fifth, with respect to Goldman Sachs’ Selected Companies Analysis, the Recommendation Statement must disclose: (i) the criteria utilized by Goldman Sachs in selecting the comparable companies, including, but not limited to, sector, product & services, geography, size, profitability, growth profile, return on investment, credit profile, and time frame; (ii) the rationale for included Pioneer Natural Resources as a peer for this analysis (iii) the multiples for each comparable company considered; (iv) whether Goldman Sachs’ considered other companies, but ultimately excluded those companies from the analysis, and the rationale for their exclusion; (v) the rationale for utilizing the multiple EV/EBITDA, rather than EV/EBITDAX (EBITDA before exploration costs) and the multiple P/DCF, rather than EV/TTM DCF; (vi) the reference ranges observed for this analysis and the implied value per share based on the reference ranges observed; and (vii) the rationale for utilizing peers that apply two different accounting standards (i.e., standardize accounting v. successful efforts accounting). Without this information, the Company’s public stockholders are unable to determine what weight, if any, to place on Goldman Sachs’ Fairness Opinion in determining whether to tender their shares of stock in the Tender Offer.

83. Sixth, with respect to Goldman Sachs’ Public Deal Premiums Review, the Recommendation Statement must disclose: (i) the selected precedent transactions observed for this analysis, (ii) whether the selected precedent transactions differed from the selected precedent transactions considered in the Selected Transactions Analysis, and if so, Goldman Sachs’ rationale for selecting different precedent transactions for each analysis; (iii) the rationale for utilizing all public companies since 2004, rather than specifically oil and/or gas transactions only; (iv) the 7-day and 30-day premiums for each of the selected precedent transactions observed in this analysis; (v) whether any of the premiums observed were directly affected by the target’s announcement that it was exploring strategic alternatives; and (vi) why the timeframe Goldman Sachs’ analyzed in this analysis differed from the timeframe in the other two analyses. These omissions are material because without this information, the Company’s public stockholders are unable to fully understand Goldman Sachs’ analysis and, thus, are unable to determine what weight, if any, to place on Goldman Sachs’ Fairness Opinion when deciding whether to tender their shares of stock in the Tender Offer.

84. Accordingly, Plaintiff seeks preliminary and permanent injunctive relief until the Individual Defendants’ initiate a proper process to obtain the best possible value for stockholders, remove preclusive and onerous deal protections that restrain the needed market check on EnCana’s inadequate offer, and disclose all material information to stockholders regarding the transaction.

THE INDIVIDUAL DEFENDANT’S FIDUCIARY DUTIES

85. By reason of the Individual Defendants’ positions with the Company as directors and/or officers, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Athlon and owe Plaintiff and the other members of the Class the duties of loyalty, due care, good faith, and candor.

Additionally, pursuant to Delaware law, and in the context of a cash-out transaction, the Board owes Plaintiff and the Company’s public stockholders fiduciary duties of achieving the best possible price for stockholders under the circumstances.

86. By virtue of their positions as directors and/or officers of Athlon, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence Athlon, and caused the Company to engage in the conduct and practices complained of herein.

87. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinary prudent person. To diligently comply with this duty, the directors of a corporation may not take any action that:

a. Adversely affects the value provided to the corporation’s stockholders;

b. Contractually prohibits them from complying with or carrying out their fiduciary duties;

c. Discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d. Adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

e. Provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

88. In accordance with their duties of loyalty and good faith, the Individual Defendants are and were obligated to refrain from:

a. Participating in any transaction where the Individual Defendants’ loyalties are divided;

b. Participating in any transaction where the Individual Defendants receive, or are entitle to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c. Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

89. As discussed supra, Plaintiff allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly and/or recklessly violating their fiduciary duties, including their duties of loyalty, due care, good faith, and candor owed to Plaintiff and the other public stockholders of Athlon.

CLASS ACTION ALLEGATIONS

90. Plaintiff brings this action pursuant to Delaware Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company, who have been and/or will be harmed as a result of the wrongful conduct alleged herein. The Class excludes defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

91. This action is properly maintainable as a class action.

92. The Class is so numerous that joinder of all members is impracticable. As of October 6, 2014, the Company reportedly had over 97,134,446 million shares of common stock outstanding, held by at least hundreds and likely thousands of public stockholders. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

93. Questions of law and fact exist that are common to the Class, including, among others:

a. Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties owed to Plaintiff and the Class;

b. Whether the Individual Defendants have obtained the best possible price for the Company’s public stockholders under the circumstances;

c. Whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

d. Whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

e. Whether the Individual Defendants will disclose all material information affecting the total mix of information available to stockholders so that they can make an informed decision whether to tender their shares of stock in the Tender Offer; and

f. Whether EnCana and Merger Sub have aided/abetted the Individual Defendants’ breaches of fiduciary duty; and

g. Whether Plaintiff and the other members of the Class will be irreparably harmed if Defendants are not enjoined from continuing the conduct described herein.

94. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative for the Class and will fairly and adequately protect the interests of the Class.

95. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

96. Therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

CLAIMS FOR RELIEF

COUNT I

Direct Claim for Breach of Fiduciary Duty

Against the Individual Defendants

97. Plaintiff repeats and realleges each and every allegation set forth herein.

98. The Individual Defendants have violated their fiduciary duties owed to Athlon’s public stockholders by engaging in a flawed process that failed to obtain the best possible price for stockholders under the circumstances. The Individual Defendants also breached their fiduciary duties to the Company’s public stockholders by putting their own personal interests ahead of the interest of stockholders to obtain the best possible price for stockholders. The Individual Defendants further breached their fiduciary duties to the Company’s public stockholders by failing to disclose all material information necessary for stockholders to make an informed decision whether to tender their shares of stock in the Tender Offer. Both by the Board’s inaction and its misconduct as described herein, the Board has breached its fiduciary duties to the Company’s public stockholders. EnCana and Merger Sub acquiesced in those actions by participating in the conduct alleged herein and not permitting the Board to engage in a reasonable pre-market check or “go-shop” period prior to commencement of the Tender Offer period. The Individual Defendants have therefore breached their fiduciary duties by failing to take adequate measures to ensure that the interests of the Company’s public stockholders are properly protected and failure to embark on a process to obtain the best possible price for stockholders.

99. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common scheme and plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Athlon investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

100. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise their fiduciary obligations toward Plaintiff and the other members of the Class.

101. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value for their Athlon stock and businesses, and will be prevented from obtaining the best possible price for their common stock under the circumstances.

102. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of the public stockholders.

103. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

COUNT II

Direct Claim Against EnCana and Merger Sub for Aiding Abetting the

Individual Defendants’ Breaches of Fiduciary Duties

104. Plaintiff repeats and realleges each and every allegation set forth herein.

105. The Individual Defendants breached their fiduciary duties to Athlon’s public stockholders by the wrongful actions alleged herein.

106. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of EnCana and Merger Sub, which, therefore, aided and abetted such breaches of fiduciary duty through entering into the Proposed Transaction.

107. EnCana and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Athlon’s public stockholders.

108. Athlon and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Athlon’s public stockholders.

109. As a result of Athlon’s and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining the best possible price for their shares of stock under the circumstances.

110. As a result of the unlawful actions of EnCana and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, EnCana and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits stockholders ability to obtain the best possible price under the circumstances.

111. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury that defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

112. WHEREFORE, Plaintiff demands judgment and relief, including injunctive relief, in his favor and in favor of the Class, and against the defendants as follows:

A. Certifying this case as a Class Action, certifying Plaintiff as Lead Plaintiff in the Class Action and his chosen counsel as Lead Counsel for the Class Action;

B. Enjoining the defendants and all those acting in concert with them from consummating the Tender Offer and/or the Proposed Transaction;

C. Enjoining the Individual Defendants from initiating and/or continuing any defensive measures that would inhibit their ability to conduct a true auction or “market check” of the Company so as to test its true value in connection with a potential sale and/or to obtain the best possible price for Athlon’s public stockholders;

D. Enjoining the Individual Defendants from consummating the Tender Offer and/or Proposed Transaction until the defendants disclose all material information encompassing the total mix of information available to the Company’s stockholders so that they can make an informed decision whether to tender their shares of stock in the Tender Offer;

E. To the extent that the Proposed Transaction is consummated before this Court’s entry of final judgment, award rescissory damages;

F. Directing defendants to account to Plaintiffs and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;

G. Awarding Plaintiff the costs, expenses, and disbursements of this action, including all reasonable attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

H. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: October 17, 2014	ANDREWS & SPRINGER, LLC

	By:	/s/ Peter B. Andrews
Peter B. Andrews (Del. Bar No. 4623) Craig J. Springer (Del. Bar No. 5529) 3801 Kennett Pike, Building C, Suite 305 Wilmington, DE 19807
	Tel.:	(302) 504-4957
	Fax:	(302) 397-2681

Counsel for Plaintiff Mandle Rousseau

53